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                                                                     EXHIBIT 1.1



     The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

     (Incorporated in the Cayman Islands with limited liability)


ISSUE OF US$15,000,000

UNSECURED CONVERTIBLE DEBENTURES DUE 2002

SUMMARY

     On 15th December 1999, Egana International (Holdings) Limited (the "Company") and Credit Suisse First Boston (Hong Kong) Limited ("CSFB") entered into a subscription agreement (the "Subscription Agreement") pursuant to which the Company issued and CSFB purchased an aggregate principle amount of US$15,000,000 4.5% unsecured convertible debentures due 2002 (the "Debentures"). The Debentures are convertible into ordinary shares of HK$0.10 each of the Company (the "Shares") at a conversion price equal to the lesser of (i) HK$0.28 per Share (the "Fixed Conversion Price"), subject to adjustment; and (ii) 90% of the 5 lowest closing prices of one Share during the 20 business days immediately prior to conversion (the "Floating Conversion Price"). Unless converted or redeemed earlier, all outstanding Debentures will be automatically converted into Shares on maturity.

     The Subscription Agreement was negotiated on an arm's length basis and the directors of the Company believe that its terms are fair and reasonable so far as the Company is concerned.

Subscription Agreement:

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Date: 15th December 1999

Issuer: the Company

Purchaser: CSFB, an independent third party not connected with the Company or any of the directors, chief executive and substantial shareholders of the Company or its subsidiaries or their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules"))

Principal amount of Debentures:

US$15,000,000 (equivalent to approximately HK$116,550,000, calculated based on an exchange rate of US$1 = HK$7.77), payable in cash on the Closing Date

Interest: 4.5% per annum, payable semi-annually

Closing Date: 15th December 1999

Transferability: CSFB will not assign or transfer any of the Debentures to any third party other than a subsidiary or holding company or subsidiary of such a holding company of it without the prior written consent of the Company

The Company undertakes to the Stock Exchange that it will disclose to the Stock Exchange any dealings by the substantial shareholders and directors of the Company or their respective associates (as defined in the Listing Rules) in the Debentures from time to time immediately upon the Company becoming aware of it.

Conversion Period: at any time after 47 days from the Closing Date up to maturity provided that:

(i)

no more than one sixth of the principal amount of the Debentures at the Closing Date shall be converted into Shares at the Floating Conversion Price during each of the successive six thirty-day periods (each a "Thirty Day Period") commencing 47 days after Closing Date up to and including 226 days from Closing Date
(the "Restricted Period");

(ii)

paragraph (i) above shall not apply if the Debentures are converted at the Fixed Conversion Price in any Thirty Day Period during the Restricted Period

Conversion Price: the lesser of (i) HK$0.28 per Share, the Fixed Conversion Price, subject to adjustment as set out in the Subscription Agreement; and (ii) the Floating Conversion Price (which would be HK$0.178 if conversion took place on Closing Date, for information only)

The Fixed Conversion Price represents a premium of approximately 14.8% of the closing price of one Share on the Stock Exchange on 15th December 1999 and a premium of approximately 15.8% of the average of the closing prices of one Share on the Stock Exchange for 10 trading days immediately prior to Closing Date.
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Conversion Shares: Debentures are convertible into new Shares of the Company at the lower of (i) the Fixed Conversion Price, subject to adjustment and (ii) the Floating Conversion Price at any time during the Conversion Period, such Shares shall rank pari passu in all respects with the Shares then in issue; provided that no Shares shall be issued at a price below the par value of the Shares (currently at HK$0.10), unless permitted by law and in compliance with all applicable rules and regulations

Assuming full exercise of the conversion rights under the Debentures at the current Fixed Conversion Price of HK$0.28 per Share, approximately 416,250,000 new Shares, representing approximately 4.3% of the existing issued share capital or approximately 4.1% of the enlarged share capital of the Company, will be issued pursuant to the terms of the Debentures.

Maturity:

15th December 2002

Mandatory Conversion: On maturity, the Debentures will automatically be converted into Shares at the lower of (i) the Fixed Conversion Price and (ii) the Floating Conversion Price

Anti-dilutive Provision: the Company shall be free to issue any securities convertible into Shares of the Company (the "Equity Linked Securities") so long as any such securities are not issued with terms that are more favorable than the terms set out in the Debentures and, in the event that the terms of the Equity Linked Securities are, in the opinion of the Company, more favorable than the terms set out in the Debentures, holders of the outstanding Debentures are given the right to exchange the outstanding Debentures for the new Equity Linked Securities on the same terms and the right to participate in the new issue of the Equity Linked Securities up to an aggregate amount of US$10,000,000

Redemption: the Company is required to redeem the Debentures at their principal amount plus accrued interest to date of redemption upon, inter alia, the Company not obtaining the Stock Exchange's approval to the listing of the Conversion Shares within 30 days after Closing Date

Use of Proceeds:

The net proceeds derived from the issue of the Debentures will be used for developing e-commerce by the application of information technology into the Company's business activities as part of the Company's extension of its distribution network and brand building, for applying information technology to timepiece, and for general working capital purpose. The main focus of the current development on e-commerce is on the Extranet/Intranet/Telecommunications areas to enhance, inter alia, cost efficiency, accuracy and distribution coverage.

Listing:

No application will be made for the listing of, or permission to deal in, the Debentures on the Stock Exchange or any other stock exchange. Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares to be issued upon conversion of the Debentures.

General Mandate:

The Shares to be issued on any exercise of the conversion rights under the Debentures will be issued pursuant to the general mandate granted to the

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directors of the Company at the Company's last annual general meeting on 22nd
June 1999.



By Order of the Board


Hans-Joerg SEEBERGER
Chairman and Chief Executive


Hong Kong, 15th December 1999